December 19, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:
Icon Energy Corp.
Draft Registration Statement on Form F-1
Confidentially Submitted December 19, 2023

Ladies and Gentlemen:

On behalf of our client, Icon Energy Corp., a Marshall Islands corporation (the “Company”), we have confidentially submitted, on the date hereof, a draft Registration Statement on Form F-1 (the “Draft Registration Statement”) via EDGAR to the U.S. Securities and Exchange Commission (the “Commission”), for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Draft Registration Statement.

The Draft Registration Statement relates to the proposed initial public offering (“IPO”) of the Company's common shares in the United States. The Company expects to use the net proceeds from the IPO for general corporate purposes, which may include, among other things, funding for working capital needs and fleet expansion.

The Company confirms that it is an “emerging growth company”, as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the U.S. Securities Act of 1933, as amended.

By way of background, the Company is an international shipping company that was incorporated in the Republic of the Marshall Islands on August 30, 2023 as a holding company for the purpose of acquiring, owning, chartering and operating dry bulk vessels. The Company intends to provide worldwide seaborne transportation services for dry bulk cargo including, ‘major bulks’ such as iron ore, coal, grains and bauxite, and ‘minor bulks’ such as steel, sugar, fertilizers, cement and scrap metal. Prior to closing of the IPO, the Company will complete a series of formation transactions that are described in the section of the prospectus entitled “Summary—Formation Transactions,” including the acquisition of Maui Shipping Co. (“Maui”), the entity that wholly owns Positano Marine Inc. (“Positano”), which in turn owns the Company’s Initial Vessel, in exchange for a certain number of the Company’s Series A Preferred Shares and Series B Preferred Shares.

The transactions described above were treated as reorganizations of companies under common control and have been accounted for in a manner similar to the pooling of interests method, as each entity was controlled by the Company’s Chairwoman and Chief Executive Officer. Accordingly, the Company’s consolidated financial statements have been presented giving retroactive effect to the transactions described above, using historical carrying values of the assets and liabilities of Maui and Positano, as if Positano and Maui were from their date of incorporation consolidated subsidiaries of the Company. Results of operations and cash flows from February 1, 2021, the date on which Positano was incorporated, comprise those of the previously separate entities combined. Accordingly, the first reporting period of the Company was from February 1, 2021, the date Positano was incorporated, to December 31, 2021, and the year ended December 31, 2022, is the second fiscal year.

The Company intends to file publicly via EDGAR its Registration Statement on Form F-1 (and nonpublic draft submissions) at least 15 days prior to the commencement of any road show in connection with the IPO, or, in the absence of a road show, at least 15 days prior to the requested effective date of such Registration Statement.

The Company is in the process of preparing its exhibits to the Draft Registration Statement at this time and will submit further exhibits in subsequent submissions following receipt of comments from the Commission’s staff.

Should you have any questions regarding this request, please do not hesitate to contact the undersigned, Filana R. Silberberg of Watson Farley & Williams LLP, counsel to the Company, at (212) 922-2225 or by email at FSilberberg@wfw.com.

Yours truly,
WATSON FARLEY & WILLIAMS LLP
By:	/s/ Filana R. Silberberg
Filana R. Silberberg